[redacted]

14049982

MAR 0 4 2014
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First Trust Portfolios L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 E. Liberty Drive, Suite 400
(No. and Street)

Wheaton	IL	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine — (630) 765-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Mark Bradley, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated schedules pertaining to First Trust Portfolios L.P. and Subsidiaries, for the year ended December 31, 2013, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO, COO

Title

Notary Public

OFFICIAL SEAL
RENE' CARNE-DROGOS
Notary Public - State of Illinois
My Commission Expires Jul 12, 2016

Deloitte.

First Trust Portfolios L.P. and Subsidiaries (SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition
as of December 31, 2013, and
Independent Auditors' Report, and
Supplemental Report on Internal Control

PUBLIC

First Trust Portfolios L.P. and Subsidiaries (SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition
as of December 31, 2013, and
Independent Auditors' Report, and
Supplemental Report on Internal Control

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiaries
Wheaton, Illinois

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. and Subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2014

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
CASH AND CASH EQUIVALENTS	$ 50,412,822
CASH SEGREGATED FOR REGULATORY PURPOSES	1,500,000
DEPOSITS WITH CLEARING ORGANIZATIONS	12,592,362
RECEIVABLES:	
Brokers, dealers, and clearing organizations	955,421
Deferred sales charge	2,508,662
Customers	1,930,365
Interest	46,705
Affiliates	6,697,725
Other	1,247,318
Total receivables	13,386,196
PREPAIDS	3,158,979
SECURITIES OWNED — At fair value	14,626,227
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $9,512,737	6,714,038
GOODWILL	1,460,137
INTANGIBLE ASSETS — Software development costs, at cost — less accumulated amortization of $788,760	1,221,460
OTHER ASSETS	1,988,511
TOTAL	$ 107,060,732
LIABILITIES AND PARTNERS' CAPITAL	
SHORT-TERM BANK BORROWINGS	$ 5,000,000
FUTURES CONTRACTS — At fair value	88,920
SECURITIES SOLD, NOT YET PURCHASED — At fair value	364,263
PAYABLES:	
Brokers, dealers, and clearing organizations	5,008,305
Customers	1,455,810
Affiliates	37,433
Total payables	6,501,548
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	38,631,048
Total liabilities	50,585,779
PARTNERS' CAPITAL:	
Controlling interest	50,054,851
Non-controlling interest	6,420,102
Total partners' capital	56,474,953
TOTAL	$ 107,060,732

See notes to consolidated financial statements.

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013

1. DESCRIPTION OF BUSINESS

Organization — First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distribution of unit investment trusts, closed-end and open-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company which provides certain software programs and related services designed to enhance the efficient distribution of fixed income securities and the monitoring of the resulting portfolios. The Company licenses its products and services to third parties within the United States of America. BondWave is also engaged in the business of acting as an investment advisor to clients in the United States of America.

The Partnership also has a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"), a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States of America and in foreign countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of the Partnership and its majority-owned subsidiaries BondWave and Stonebridge. All intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents — Cash primarily consists of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes — Cash of $1,500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, the Customer Protection Rule.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased, other than units of unit investment trusts, are carried at fair value. Units of unit investment trusts are carried at redemption value, which represents fair value. Principal securities transactions are recorded on a trade-date basis.

Customers' Securities Transactions — Customer securities transactions are recorded on a settlement date.

Internal-Use Software — The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

Software Development Costs — Software development costs are accounted for in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 985-20, *Costs of Software to Be Sold, Leased, or Marketed* ("Topic 985-20"). Costs associated with the planning and design phase of software development, including coding and testing activities necessary to establish technological feasibility of computer software products to be licensed or otherwise marketed, are expensed as research and development costs as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development including coding, testing, and product quality assurance are capitalized. In accordance with Topic 985-20, the Partnership has capitalized software for which the Partnership believes technological feasibility has been established. On an annual basis, the Partnership compares its software development costs to the net realizable value of such assets. At December 31, 2013, the net realizable value of software development costs exceeded the cost of these assets, thus no impairment adjustment was deemed necessary.

Property, Equipment, and Leasehold Improvements — Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are carried at cost and amortized using the straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually as of December 31 for impairment.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2010, 2011, 2012, and 2013 remain open to federal and state audit. As of December 31, 2013, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's financial statements for uncertain tax positions.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are the highest tiers in the partnerships.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — The Partnership's financial instruments are reported at fair value, or at carrying amounts that approximate fair value for those instruments with short-term maturities.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 4 — *Fair Value Measurement.*

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2013, are summarized as follows:

Computer hardware	$ 3,417,379
Furniture and fixtures	2,909,325
Office equipment	976,932
Internal-use software	594,654
Leasehold improvements	8,328,485
	16,226,775
Less accumulated depreciation and amortization	(9,512,737)
Total	$ 6,714,038

4. FAIR VALUE MEASUREMENT

The fair value measurement accounting guidance within ASC Topic 820, *Fair Value Measurement and Disclosures* describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical securities

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of securities).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the consolidated statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2013.

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics. The fair value of securities owned and securities sold, not yet purchased is determined using listed or quoted market prices and are categorized in Level 1 or Level 2 of the fair value hierarchy. There were no significant transfers between the fair value hierarchy levels during the year ended December 31, 2013.

Securities Owned — Securities owned include units of unit investment trusts, state and municipal obligations, shares of closed-end and open-end mutual funds, exchange-traded funds, and common stock. Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy. Fair value of state and municipal obligations are carried at fair value which is based on quoted market prices based on bid and ask prices or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate. State and municipal obligations are classified as Level 2 within the fair value hierarchy. Shares of closed-end and open-end mutual funds and exchange-traded funds represent seed investments in such funds. Shares of closed-end and open-end mutual funds and exchange-traded funds are carried at fair value which is based on quoted market prices or net asset value per share. Shares of closed-end and open-end mutual funds and exchange-traded funds are classified as Level 1 within the fair value hierarchy. Common stock is carried at fair value which is based on the closing market price as listed on an exchange. Common stock is classified as Level 1 within the fair value hierarchy.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased consist of units of unit investment trusts and are classified as Level 1 within the fair value hierarchy.

Futures Contracts — The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its fixed income securities. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's securities as of December 31, 2013, is as follows:

Valuation Inputs	Level 1	Level 2	Level 3	Totals
Assets				
Securities owned:				
Unit investment trusts	$ 2,586,614	$ -	$ -	$ 2,586,614
State and municipal obligations	-	5,369,801	-	5,369,801
Closed-end funds	563,243	-	-	563,243
Exchange traded funds	5,012,721	-	-	5,012,721
Open-end funds	390,453	-	-	390,453
Common stock	703,395	-	-	703,395
Total	$ 9,256,426	$ 5,369,801	$ -	$ 14,626,227
Liabilities				
Securities sold, not yet purchased:				
Unit investment trusts	$ 364,263	$ -	$ -	$ 364,263
Futures contracts	88,920	-	-	88,920
Total	$ 453,183	$ -	$ -	$ 453,183

As of December 31, 2013, the Partnership held 78 futures contracts with a total notional balance of $3,965,520.

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2013, other than futures contracts and securities sold, not yet purchased.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $663,000 at December 31, 2013.

6. SHORT-TERM BANK BORROWINGS

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. The interest rate under this arrangement was 1.375% at December 31, 2013. There were $5,000,000 outstanding borrowings under this arrangement as of December 31, 2013.

7. COMMITMENTS AND CONTINGENCIES

The Partnership has a non-cancelable operating lease agreement with an entity affiliated with management for office space in Wheaton, Illinois. The agreement was effective October 1, 2008, and expires on October 31, 2019. The following are future minimum lease obligations on the Partnership's office lease:

Years Ending December 31		Amount
2014	$	1,573,620
2015		1,615,201
2016		1,639,333
2017		1,628,570
2018		1,670,150
Thereafter		1,420,667
Total	$	9,547,541

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

8. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership does not extend credit to its customers. In the normal course of business, the Partnership's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Partnership to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the unit investment trusts at a loss.

The Partnership in its capacity of a clearing broker-dealer engaged in various trading, brokerage, and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. RELATED-PARTY TRANSACTIONS

Receivables from affiliates related through common ownership are with First Trust Global Enterprises L.P., FTP Services, LLC and First Trust Advisors L.P.

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership allocates a portion of the costs to this affiliate. At December 31, 2013, amounts receivable on this arrangement totaled $3,626,784 and are included in receivables from affiliates on the consolidated statement of financial condition.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

At December 31, 2013, the Partnership had an amount receivable of $17,960 from an affiliate, First Trust Global Enterprises L.P. for invoices paid on the behalf of First Trust Global Enterprises L.P. This receivable is included in receivables due from affiliates on the consolidated statement of financial condition.

FTP Services, LLC, an affiliate related through common ownership is a Securities and Exchange Commission ("SEC") registered transfer agent which acts as a record keeper, shareholder servicing agent and distribution agent for unit investment trusts which are purchased and sold through the Fund/Serv trading system or directly through the Partnership. At December 31, 2013, the Partnership had an amount receivable of $3,052,980 from FTP Services LLC. This receivable is included in receivable due from affiliates on the consolidated statement of financial condition.

First Trust Capital Partners, LLC ("FTCP"), an affiliate related through common ownership, acquired non-voting preferred membership units in Stonebridge which is included within non-controlling interest in the consolidated statement of financial condition.

10. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants can contribute up to 100% of their annual salary to the plan to a maximum of $17,500 during the year ended December 31, 2013. Partnership contributions are at the discretion of management.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2013, the Partnership had net capital of $40,926,730 which was $39,601,098 in excess of its required net capital of $1,325,632. The Partnership's ratio of aggregate indebtedness to net capital was 0.49 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2014, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

12. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2013, to assess the need for potential recognition or disclosure in this statement of financial condition. Such events were evaluated through the date the consolidated statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the consolidated statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 26, 2014

To the Partners of
First Trust Portfolios L.P. and Subsidiaries
Wheaton, Illinois

In planning and performing our audit of the consolidated financial statements of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of and for the year ended December 31, 2013 (on which we issued our report dated February 26, 2014, and such report expressed an unmodified opinion on those consolidated financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Member of
Deloitte Touche Tohmatsu Limited